Exhibit 1.02
Conflict Minerals Report
Guess?, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2014.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Guess?, Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, (3) internal and external resource constraints and (4) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Overview
We are subject to the Conflict Minerals Rule because Conflict Minerals (mostly tin and gold) are contained in the functional hardware and other components used in some of the apparel and accessories products that we contract to manufacture (we sometimes refer to these products herein as our “in-scope products”). For 2013, only 15% of the suppliers of the products that we contracted to manufacture were identified by us as having provided us with products that contained Conflict Minerals content that was necessary to the functionality or production of the products. Even where Conflict Minerals may be present in our products, it generally constitutes a very small or de minimis portion of the materials content of the products.

Notwithstanding our due diligence efforts, for 2013, we were not able to determine the origin of the necessary Conflict Minerals contained in our in-scope products. However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.
Due Diligence Program Design
We believe that we designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).
Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures for 2013. Some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
We created a team of senior staff charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: Accounting, Finance, Internal Audit, Legal, Social Compliance and Sourcing. Selected internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We also retained specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance. In addition, we hired an outside vendor (the “Vendor”) to, on our behalf, engage in supplier outreach and follow-up, validation of supplier responses and electronic storage of supplier responses.

b.
We adopted a policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). We communicated the policy internally in writing. The policy also was communicated in writing to the suppliers that we determined to potentially be in-scope for purposes of our compliance with the Conflict Minerals Rule (the “Suppliers”). The Conflict Minerals Policy also was posted on our website. The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit.

c.
We determined to use the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify smelters and refiners in our supply chain.

d.
The Vendor maintains on our behalf business records relating to Conflict Minerals due diligence for 2013, including records of due diligence processes, findings and resulting decisions, on a computerized database.

e.
The Vendor, on our behalf, furnished to the Suppliers an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule. In the letter, the Vendor indicated that its personnel were available to answer Supplier questions.

f.
We established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, either through an email hotline or directly to our Social Compliance Department.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
We determined which of our products were in-scope for purposes of the Conflict Minerals Rule through review of product categories, inquiries regarding the degree of influence we exercised over the manufacturing process and other information known to us.

b.
The Vendor, on our behalf, requested by email that the Suppliers provide us with information, through the completion of an EICC/GeSI Conflict Minerals Reporting Template, or an online version thereof hosted by the Vendor, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts. The Vendor followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame.

c.
We and the Vendor reviewed the completed responses received from Suppliers. The Vendor followed up by email or phone with all Suppliers that submitted an incomplete response or a response that the Vendor determined contained errors or inaccuracies or that otherwise provided a written response determined not to be suitable by the Vendor, in each case requesting that the Supplier submit a revised response or provide additional or clarifying information.

d.
To the extent that a Supplier provided contact information for its direct and/or indirect suppliers, these suppliers were contacted by the Vendor for the purpose of trying to trace the chain of custody of the applicable Conflict Minerals back to the smelter or refiner.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment to our General Counsel.

b.
See “Product Information; Additional Risk Mitigation Efforts” below for additional steps that we intend to take to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

Under our due diligence procedures, we will utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Product Information; Additional Risk Mitigation Efforts
Notwithstanding our due diligence efforts, due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2013, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products. We were subject to the Conflict Minerals Rule for 2013 because Conflict Minerals (mostly tin and gold) were contained in the functional hardware and other components used in some of the apparel and accessories products that we contracted to manufacture. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended February 1, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict

Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
However, for 2013, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). Under the Conflict Minerals Rule, an “armed group” is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed EICC/GeSI Conflict Minerals Reporting Template concerning the source of the Conflict Minerals in the components, products and parts sourced from them. Under our procedures, to the extent that a smelter or refiner is identified, we also will review publicly available information, to the extent available, to try to determine the mine or location of origin.
Risk Mitigation Efforts After December 31, 2013
We intend to take the following additional steps in 2014 to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

1.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to encourage them to provide requested information for 2014.

2.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

3.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

4.	Monitor selected industry initiatives to identify smelters and refiners in the supply chain.
All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.